--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                        OMB Number: 3235-0359
                                                        Expires: July 31, 2003
                                                       Estimated average burden
                                                      hours per response....0.05

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-1
1. Certificate of Accounting of Securities and Similar Investments of a Management Investment Company in the Custody of Members of National Securities Exchanges

                    Pursuant to Rule 17f-1 [17 CRF 270.17f-1]

Investment Company Act File Number:               Date examination completed:
           811-08037                                     June 20, 2003

2. State Identification Number:
AL                  AK                   AZ                   AR             CA
CO                  CT                   DE                   DC             FL
GA                  HI                   ID                   IL             IN
IA                  KS                   KY                   LA             ME
MD                  MA                   MI                   MN             MS
MO                  MT                   NE                   NV             NH
NJ                  NM                   NY                   NC             ND
OH                  OK                   OR                   PA             RI
SC                  SD                   TN                   TX             UT
VT                  VA                   WA                   WV             WI
WY                  Puerto Rico          Other (specify):

3. Exact name of investment company as specified in registration statement:
   AdvisorOne Funds

4. Name under which business is conducted if different from above:

5. Address of principal executive office (number, street, city, state,
zip code):       4020 South 147th Street, Omaha, NE 68137

INSTRUCTIONS
This Form must be completed by the investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

INVESTMENT COMPANY
1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company that is a member of a national securities exchange.

ACCOUNTANT
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                  INDEPENDENT AUDITOR'S REPORT



TO THE BOARD OF TRUSTEES OF
ADVISORONE FUNDS


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Amerigo Fund and The Clermont Fund (the "Funds"), each a series of shares of AdvisorOne Funds, complied with the requirements of subsections (b)(1) through (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of April 30, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2003, and with respect to agreement of security purchases and sales, for the period from May 1, 2002 through April 30, 2003:

o We agreed the securities shown on the books and records of the Funds as of April 30, 2003 to the safekeeping reports of Rydex, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

o For all securities shown on the safekeeping reports of Rydex as of April 30, 2003 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by the Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (National Financial Services). All of the securities listed on the safekeeping reports agreed with the confirmations or any discrepancies were resolved. We tested the resolution of such reconciling items between the custodian and the subcustodians.

o We agreed a sample of security purchases and security sales from the books and records of the Funds to broker confirmations or by application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

TO THE BOARD OF TRUSTEES OF
ADVISORONE FUNDS
PAGE TWO




In our opinion, management's assertion that the Funds complied with the requirements of subsections (b)(1) through (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AdvisorOne Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





                                                           TAIT, WELLER & BAKER
PHILADELPHIA, PENNSYLVANIA
JUNE 20, 2003

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
             CERTAIN PROVISIONS OF THE INVESTMENT COMPAY ACT OF 1940




We, as members of management of AdvisorOne Funds (the "Company"), are responsible for complying with the requirements of subsections (b)(1) through
(b)(6) of Rule 17f-1, "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b)(1) through (b)(6) of Rule 17f-1 as of April 30, 2003, and from May 1, 2002 through April 30, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b)(1) through (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2003, and from May 1, 2002 through April 30, 2003, with respect to securities reflected in the investment accounts of the Company.

ADVISORONE FUNDS


/S/ MICHAEL J. WAGNER
---------------------